

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 22, 2015

<u>Via E-mail</u>
Mr. Colin Dunn
Vice President of Finance and Secretary
Bell Fuse Inc.
206 Van Vorst Street
Jersey City, New Jersey 07302

      Re: Bel Fuse Inc.
            Form 10-K for Fiscal Year Ended December 31, 2014
            Filed March 13, 2015
            File No. 000-11676

Dear Mr. Dunn:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/Brian Cascio

                      Brian Cascio
                      Accounting Branch Chief
                      Office of Electronics and Machinery